UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BMR Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055970 10 7
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marla Andre
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 950,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 950,000
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☒

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5%
12		TYPE OF REPORTING PERSON* IN

CUSIP No.	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) K. John Shukur
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 50,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 50,000
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☒

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5%
12		TYPE OF REPORTING PERSON* IN

CUSIP No.	13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

BMR Solutions, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1184 Rutland Road, Suite 2 Newport Beach, California 92660

Item 2	(a)	Name of Person Filing:

Marla Andre K. John Shukur

Item 2	(b)	Address of Principal Business Offices or, if none, Residence:

184 Rutland Road, Suite 2 Newport Beach, California 92660

Item 2	(c)	Citizenship

Marla Andre – United States K. John Shukur – United States

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

055970 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Marla Andre (1) – 1,000,000 K. John Shukur (1)– 1,000,000

	(b)	Percent of Class: %

Marla Andre (1) – 27.5%* K. John Shukur (1) – 27.5%*

CUSIP No.	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Marla Andre – 950,000 K. John Shukur – 50,000

	(ii)	shared power to vote or to direct the vote:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

*	Calculated based on 3,638,750 shares of the Issuer’s common stock outstanding as of December 31, 2006.

(1)	Marla Andre was an officer and director of the issuer as of December 31, 2006, is married to K. John Shukur, the issuer’s current sole officer and director.

CUSIP No.	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2008

/s/ Marla Andre
Marla Andre

/s/ K. John Shukur
K. John Shukur

CUSIP No.	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: October 23, 2008	Signature:	/s/ Marla Andre
	Name:	Marla Andre

	Signature:	/s/ K. John Shukur
	Name:	K. John Shukur